Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our reference BB/jcd
Date 3 december 2003

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period November 2003 and the Pricing Supplements of November/September2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 1/28

Rabobank

Latest News

RABOBANK TO ACQUIRE AG SERVICES OF AMERICA, INC.
03-11-2003

NEW YORK, NEW YORK /UTRECHT, THE NETHERLANDS - November 3, 2003 - Rabobank International, the corporate and investment banking arm of The Netherlands-based Rabobank Group, today announced that it has entered into an agreement to acquire Ag Services of America, Inc. (NYSE: ASV).

Under the terms of the agreement, Rabobank would purchase 100 percent of the shares of Ag Services of America. Ag Services of America shareholders will receive value equivalent to US$8.50 in cash for each Ag Services of America share, a premium of 39 percent over the closing price of $6.12 on October 31, 2003. This price values the total issued shares of Ag Services of America at approximately $47 million. Rabobank plans to finance the transaction from existing funds.

Ag Services of America, Inc., based in Cedar Falls, Iowa, is a supplier of crop production financing to primarily corn and soybean growers in the U.S. Ag Services also administers financing programs for suppliers, manufacturers and distributors in the agricultural industry in addition to providing ancillary services such as crop insurance and grain marketing programs. The company employs approximately 115 people in Cedar Falls and throughout the U.S. Ag Services of America has originated approximately $265 million in loans for the current crop year.

The acquisition has been approved by the boards of directors of both Rabobank International and Ag Services of America. The sale is expected to close on or about December 31, 2003, subject to approval by Ag Services of America's shareholders and the Dutch Central Bank.

Rabobank said that its acquisition of Ag Services of America builds upon its strategy of exporting its core competencies in retail banking and agricultural lending from its home market of The Netherlands to the most promising markets around the world. This acquisition will broaden and deepen Rabobank's capabilities and geographic reach in the U.S to the agricultural sector.

Following the closing of the sale, Ag Services of America will be renamed Rabo Ag Services of America. Ag Services of America will largely retain its current structure. Ag Services of Americas' current CEO Kevin Schipper will retain his current position leading the new subsidiary of Rabobank International. During the transition and following the close of the sale, Ag Services of America will continue to provide credit products and services to its clients seamlessly and without interruption.

Cor Broekhuyse, Regional Head of the Americas for Rabobank International, said, "We are very pleased about the acquisition of Ag Services, which complements our previous investments in VIB Corp and Lend Lease Agri-Business (now Rabo Agrifinance). With this acquisition we will be able to deliver all the short and long term financing products that our farming clients need."

Kevin Schipper, Chief Executive Officer of Ag Services of America, said, "We are excited to become a part of Rabobank, a group that closely represents the ideals and dedication to agriculture that we have based our company on for 18 years. Becoming a part of a global agricultural network with immense resources and financial stability will enhance our business and allow us to develop even more competitive products and services to meet the growing needs of commercial producers."

Printable version of the full press release.

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Rabobank

04 JAN 28 AM 7:21

Latest News

RABOBANK IN HIGH DEMAND WITH AMERICAN INVESTORS
21-11-2003

(NOT FOR DISTRIBUTION IN THE USA)
Rabobank Raises 1.75 Billion Dollars Of Core Capital

Rabobank Group has increased its core capital by USD 1.75 billion through an offering of Trust Preferred Securities to institutional investors. The securities were offered on a private placement basis mainly with U.S. pension funds and insurance companies. The proceeds qualify as Tier 1 or core capital for the Group. The transaction was 2.5 times oversubscribed. It is Rabobank's first institutional Tier 1 transaction in the U.S. market and at the same time the largest of its kind.

The trust preferred securities (TPS II), which are guaranteed by Rabobank Nederland, were issued by the U.S. financing vehicle Rabobank Capital Funding Trust II and sold on to pension funds and insurance companies. Of the issue, 81% was allocated to investors in the United States and 19% outside the United States. The TPS II-securities received the highest rating category from Moody's (Aa2) and from S&P (AA).

The securities are perpetual, with a call option and step-up after 10 years. The distribution on the securities has been set at 5.26% s.a. until 31 December 2013. After that date, the distribution will become variable and Rabobank will have the right of redemption each quarter. The payment date has been set at 21 November 2003, barring unforeseen circumstances.

"Interest amongst investors was extremely high, mainly due to the combination of Rabobank's high ratings, the scarcity of this kind of investment opportunity for institutional investors and a price that was attractive both to investors and to Rabobank. Our office in New York, which was responsible for structuring the transaction, did a fantastic job. The order book of USD 4.6 billion speaks for itself. Besides great demand amongst American investors, the US-market was selected because we aim to achieve diversification in the markets in which we are active in funding the

Group," explains Haijo Dijkstra, Head of Funding and Investor Relations at Rabobank Group.

"Rabobank Group continues to grow steadily and as a result we cannot maintain our Tier 1 ratio at the desired level of 10% solely by means of profit retention. This is why we are also looking for alternative sources. A substantial part of our weighted balance sheet total is dollar related and this issue forms a natural hedge to it," says Bert Bruggink, Head of Control at Rabobank Group.

Merrill Lynch and Rabo Securities Inc. in the USA are Joint Lead Managers who, together with a syndicate of banks, sold the securities to investors.

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Rabobank

Latest News

NEW RABOBANK CAN$ ISSUE
26-11-2003

GLM is pleased to announce the following new Can$ issue:

Issuer: Rabobank Nederland
Issue Type: Note under Global MTN programme
Nominal amount: Can$1,000,000,000
Coupon: 4.25% per annum
Settlement Date: 5 January 2004
Maturity: 5 January 2009
Issue/Reoffer Price: 100.830%/99.205%
Lead Managers: TD Securities, Rabobank Intl (no books)
Syndicate: To be formed
Listing: Luxembourg
Format: Definitive notes will be printed according to Rabobank standards

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RV

PRICING SUPPLEMENT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 717A
TRANCHE NO: 3

EUR 150,000,000 2.625 per cent. Notes 2003 due 2006 (Tranche No. 3) to be consolidated, and form a single series with the EUR 750,000,000 2.625 per cent. Notes 2003 due 2006 (Tranche No. 1) which were issued on 2 June 2003 and the EUR 250,000,000 2.625 per cent. Notes 2003 due 2006 (Tranche No. 2) which were issued on 29 July 2003

Issue Price: 99.679 per cent.

Barclays Bank PLC **Rabobank International**

The date of this Pricing Supplement is 5th November 2003

This Pricing Supplement, under which the Notes described herein (the 'Notes') are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the 'Offering Circular') dated 7 October 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), save in respect of the Conditions that are extracted from the Offering Circular dated September 27, 2002 and are attached hereto. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30th June, 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31st December, 2002.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the 'Stabilising Agent') or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	717A
	(ii)	Tranche Number:	3
			Notes issued under this Pricing Supplement will be consolidated with and form a single series with the EUR 750,000,000 2.625 per cent. Notes 2003 due 2006 issued on 2 June 2003 under Series Number 717A, Tranche 1, details of which are included in a Pricing Supplement dated 28 May 2003 and the EUR 250,000,000 2.625 per cent. Notes 2003 due 2006 issued on 29 July 2003 under Series Number 717A, Tranche 2, details of which are included in a Pricing Supplement dated 25 July 2003 (the **"Original Notes"**).
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,150,000,000
	(ii)	Tranche:	EUR 150,000,000
5	(i)	Issue Price:	99.679 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	EUR 148,785,452.05 (including 158 days accrued interest)
6	Specified Denominations:		EUR 1,000; EUR 10,000 and EUR 100,000
7	(i)	Issue Date:	7 November 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	2 June, 2003
8	Maturity Date:		29 December 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.625 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable

13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	29 December in each year commencing on 29 December 2003 and ending on 29 December 2006
	(iii)	Fixed Coupon Amount(s):	Fixed interest amount: EUR 26.25 on each denomination of EUR 1,000; EUR 262.50 on each denomination of EUR 10,000; and EUR 2,625.00 on each denomination of EUR 100,000
	(iv)	Broken Amount:	EUR 15.10 on each denomination of EUR 1,000; EUR 151.03 on each denomination of EUR 10,000 and EUR 1,510.27 on each denomination of EUR 100,000
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ISMA
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		100 per cent. of the Aggregate Nominal Amount

25	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note. Upon issue of the Temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 39(i) and 40(i). Upon exchange of the Temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Original Notes and the ISIN and Common Code will be those set out in paragraphs 39(ii) and 40(ii).
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Barclays Bank PLC Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Manager (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(iii)	Manager's Commission:	Management and Underwriting Commission of 0.2 per cent and Selling Commission: of 1.425 per cent. of the Aggregate Nominal Amount of the Notes
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		Not Applicable
37	Costs of Issue:		Not Applicable
38	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39	(i)	Temporary ISIN Code:	XS0179760441
	(ii)	ISIN Code:	XS0169292553

40	(i) Temporary Common Code:		17976044
	(ii) Common Code:		16929255
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):		Not Applicable
42	Delivery:		Delivery against payment
43	The Agents appointed in respect of the Notes are:		Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):		Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:		
	(i)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii)	Numbering and letters:	Not Applicable
	(iii)	Whether CF-Form Notes will be issued:	No
	(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
	(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to EUR 148,785,452.05 (including 158 days accrued interest)
	(vi)	Amsterdam Listing and Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)

	(vii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official List and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	2.733 per cent.
48	Date of Pricing Supplement:	5 November 2003
49	Date of Base Offering Circular:	7 October 2003. For avoidance of doubt the Terms and Conditions of the Offering Circular dated 27 September 2002 will apply.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised signatory

Nich

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 860A
TRANCHE NO: 1
USD50,000,000 Callable Fixed Rate Notes due 2007

Issue Price: 100.00 per cent.

Tokyo-Mitsubishi International plc

The date of this Pricing Supplement is 25 September, 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc., guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in paragraph 36 of this Pricing supplement.

In July 2003 Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire FGH Bank for Euro 415,000,000. FGH Bank is a real estate bank which is specialised in commercial real estate finacing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December, 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Market.

1	Issuer:		Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	860A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD50,000,000
	(ii)	Tranche:	USD50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD1,000
7	(i)	Issue Date:	25 September, 2003
	(ii)	Interest Commencement Date:	24 October, 2003
8	Maturity Date:		23 October, 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Application will be made to list the Notes on the Luxembourg Stock Exchange on 24 October, 2003
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	See provision 17(vii) below.

	(ii)	Interest Payment Date(s):	23 April and 23 October in each year, from and including 23 April, 2004 to and including 23 October, 2007.
	(iii)	Fixed Coupon Amount:	See provision 17(vii) below.
	(iv)	Broken Amount:	See provision 17(vii) below.
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	1st or 2nd October, 2003, as determined by the Calculation Agent.
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest and the Fixed Coupon Amount per Specified Denomination (expressed as an amount in USD) payable on each Interest Payment Date shall be determined by the Calculation Agent on the Determination Date. The Calculation Agent shall inform the Fiscal Agent of the Rate of Interest and the Fixed Coupon Amount no later than two London and New York Business Days after the Determination Date. The Following Business Day Convention shall be applied on an unadjusted basis.
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	23 October, 2003 For the avoidance of doubt, the Issuer shall exercise this Call Option on the Optional Redemption Date only if the Calculation Agent is unable to determine the Rate of Interest as set out in provision 17(vii). Also, for the avoidance of doubt, the Issuer shall no longer be entitled to exercise this Call Option once the Rate of Interest is determined by the Calculation Agent on the Determination Date.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount

	(iii)	If redeemable in part:	Not Applicable
		(a) Minimum nominal amount to be redeemed:	
		(b) Maximum nominal amount to be redeemed:	
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than two London and New York Business Days' notice prior to the Optional Redemption Date to the Fiscal Agent, and in accordance with Condition 15 (modified as mentioned in paragraph 33 below), to the Noteholders
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and New York in accordance with Condition 8(h)

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	None
35		If non-syndicated, name of Dealer:	Tokyo-Mitsubishi International plc
36		Additional selling restrictions:	The Netherlands Global: The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0177261533
38	Common Code:	17726153

39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery free of payment
41	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG, London Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank Nederland)

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.883436, producing a sum of (for Notes not denominated in Euro):	EUR 44,171,800
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	25 September, 2003
46	Date of Base Offering Circular:	27 September, 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised